SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cloudera, Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

18914U100
 (CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.67%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.67%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 10,068,693 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.67%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 16,723,139 (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 16,723,139 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 16,723,139 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.10%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 16,723,139 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 16,723,139 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 16,723,139 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.10%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 23,551,628 (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 23,551,628 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 23,551,628 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  8.59%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 23,551,628 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 23,551,628 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 23,551,628 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 8.59%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.69%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.69%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.69%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.69%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 40,274,767 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.69%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 50,343,460 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 50,343,460 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 50,343,460 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.36%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of common stock, $0.005 par value per share (“Shares”), issued by Cloudera, Inc. (the “Issuer”), and hereby amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed with the Securities and Exchange Commission on August 1, 2019 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 50,343,460 Shares (includes Shares underlying forward contracts). Of such Shares, 17,596,766 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $95.2 million. The remaining 32,746,694 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts (the "Forwards") with respect to such number of Shares at a forward price of $5 per share, for an aggregate forward price of approximately $163.7 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the relevant Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $44.9 million upon entering into such Forwards.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 50,343,460 Shares (includes Shares underlying forward contracts), representing approximately 18.36% of the Issuer's outstanding Shares (based upon the 274,207,493 Shares stated to be outstanding at May 31, 2019 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 5, 2019).

(b) High River has sole voting power and sole dispositive power with regard to 10,068,693 Shares (includes Shares underlying forward contracts). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 16,723,139 Shares (includes Shares underlying forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 23,551,628 Shares (includes Shares underlying forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
High River Limited Partnership	08/08/2019	373,715 (1)	6.94 (2)
High River Limited Partnership	08/09/2019	658,968 (1)	6.99 (2)

Icahn Partners LP	08/08/2019	874,156 (1)	6.94 (2)
Icahn Partners LP	08/09/2019	1,541,388(1)	6.99 (2)

Icahn Partners Master Fund LP	08/08/2019	620,705 (1)	6.94 (2)
Icahn Partners Master Fund LP	08/09/2019	1,094,483 (1)	6.99 (2)

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on July 22, 2021.

(2)
Represents a forward price of $5 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person paid a financing charge to the counterparty to such forward contract.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts (the "Forwards") providing for the purchase by such Reporting Persons of an aggregate of 32,746,694 Shares at a forward price of $5 per share, for an aggregate forward price of approximately $163.7 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Reporting Persons also paid the counterparty to the Forwards an aggregate amount of approximately $44.9 million upon entering into such Forwards.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2019

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 3 to Schedule 13D – Cloudera, Inc.]